EXHIBIT III

Contact:  Mark Greenberg
          (973) 455-5445
          (888) 992-8679 - pager


         ALLIEDSIGNAL COMMITS TO MAINTAINING FOR AT LEAST ONE YEAR
              THE EMPLOYMENT OF ALL PENNSYLVANIA AMP EMPLOYEES
                           WHO EARN UP TO $50,000


     MORRIS TOWNSHIP, New Jersey, September 27, 1998 - AlliedSignal Inc. [NYSE: ALD] announced today that if it succeeds in acquiring AMP
Incorporated [NYSE: AMP], it will maintain for at least one year the employment of all Pennsylvania AMP employees whose annual base wage or salary is up to $50,000.

     In an open letter to Pennsylvania AMP employees, AlliedSignal said it was announcing the commitment because it was concerned "by the misleading impressions you have received from AMP about AlliedSignal's intentions regarding your job and your benefits."

     AlliedSignal said it has enormous confidence in AMP's work force and believes that they not only can help build a bigger and stronger AMP but also can assist AlliedSignal in the other businesses that AlliedSignal brings to Pennsylvania.

     The commitment covers all AMP Pennsylvania employees earning up to $50,000 base pay who are active full-time employees today and are still active full-time employees when AlliedSignal merges with AMP. It will not cover employees who have received layoff notices from AMP or who have resigned or elected early retirement at any time before the merger.

     "Our commitment covers the group likely to be hardest hit by AMP's repeated rounds of layoffs in Pennsylvania, which AMP would need to continue if its management is serious about meeting its unrealistic profit estimates."

     AlliedSignal also announced a commitment to all AMP Pennsylvania employees:

     .    not to reduce their current pay and benefit package;
     .    to honor AMP's current severance plan; and
     . to provide at least 40 hours of training per year "at our expense and on our time, to help you keep your job skills current and to help you learn new ones."

     AlliedSignal said it was announcing its commitment following discussions with Pennsylvania House Majority Leader John Perzel and House Appropriations Committee Chairman John Barley, who expressed concern over the future of AMP employees and emphasized the importance of growing job opportunities in Pennsylvania.

     AlliedSignal said it is a "much larger, financially stronger and more diverse company than AMP. AlliedSignal can give you the opportunity to grow in your present job and to offer you new opportunities in one of our many other growing businesses, some of which we will be looking to expand into Central Pennsylvania. If for some reason there is insufficient work available, under our Pennsylvania employment commitment you will continue to be paid and enjoy all current benefits."

     The AlliedSignal message concluded, "Fortune magazine listed
AlliedSignal - but not AMP - as one of the 100 best companies to work for in America. When you join AlliedSignal, you'll see why."

     AlliedSignal is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. The company employs 70,500 people worldwide. AlliedSignal is a component of the Dow Jones Industrial Average and Standard and Poor's 500 Index, and it is included in Fortune magazine's lists of the "Most Admired Companies" and "100 Best Places to Work in America." Additional information on the company is available on the World Wide Web at http://www.alliedsignal.com/.

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert
B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrance L. Carlson (Deputy General Counsel), Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr., (Assistant Treasurer), Mark
E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Assistant General Counsel) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of common stock of AMP. Mr. Greenberg is the beneficial owner of 100 shares of common stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of common stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of common stock of AMP.

Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in AMP.

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9/27/98